UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
CBL & ASSOCIATES PROPERTIES, INC.
(Name of Issuer)
COMMON STOCK PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
124830-87-8
(CUSIP Number)
HOWARD AMSTER
290 NORTH OVLIVE #523
WEST PALM BEACH, FL 33401
(216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 11, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HOWARD AMSTER

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
2,714,087
8.
SHARED VOTING POWER
2430
9.
SOLE DISPOSITIVE POWER
2,714,087
10.
SHARED DISPOSITIVE POWER
2430
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,716,517*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.83%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*Mr. Amster is deemed to be the beneficial owner of (i) 1,622,360 shares that are owned directly by Mr. Amster: (ii) 627,128 shares that are owned by Pleasant Lake Corp, Pleasant Lake Apts. Limited Partnership, Pleasant Lake Skoien Investments, LLC and Laughlin Holdings, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 320,352 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as trustee, Mr. Amster has either sole or shared voting and dispositive power;
(iv) the 4,178 shares that are owned by the Howard M. Amster Foundation over which, Mr. Amster, as President, has either sole or shared voting and dispositive power (v) 8257 shares that are owned by Amster Limited Partnership, which Mr. Amster, as General Partner has sole or shared voting and dispositive power,,(vi) 130,092 shares that are owned by Ramat Securities Ltd. which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power, and (vii) 4,150 shares owned by NewAx Inc., which Mr.
Amster, as a Director, has sole voting and dispositive power.
**Denominator is based on the 3 shares of common stock outstanding as of September 20, 2024 as reported by the Issuer on Form 8-K as filed with the Securities and Exchange Commission on October 10, 2024.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE KOIEN INVESTMENTS LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
94,335
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
94,335
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,335*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*See the footnote marked with a * to the cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APTS. LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
396,077
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
396,077
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
396,077*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
* See the footnote marked with a * to the cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST  #1 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
50,228
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
50,228
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,228*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
64
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
64
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a ** to cover page for Mr. Amster..
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMSTER LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
8,257
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
8,257
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,257*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
* See the footnote marked with a * to cover page for Mr. Amster.
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HOWARD AMSTER 2021 CHARITABLE REMAINDER TRUST #1 U/A DTD 08/10/2021
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
236
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
236
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
236*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LAUGHLIN  HOLDINGS LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
136,143
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
136,143
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,143*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RAMAT SECURITIES LTD LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
130,092
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
130,092
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,092*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%**
14.
TYPE OF REPORTING PERSON (see instructions)
PN
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a * to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
226,958
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
226,958
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,958*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APARTMENTS CORP.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
573
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
573
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
573*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A 03/09/2022
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
40,316
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
40,316
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,316*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD M. AMSTER FOUNDATION
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
4,178
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
4,178
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,178*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD M AMSTER 2005  CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
120
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
120
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
439*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with a * to cover page for Mr. Amster.
**See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NewAx Inc.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
Deleware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0
8.
SHARED VOTING POWER
4150
9.
SOLE DISPOSITIVE POWER
0
10.
SHARED DISPOSITIVE POWER
4150
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4150*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
CO
*Mr. Amster is the Majority Owner of the Organization
** See the footnote marked with a ** to cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL J HELLER TRUST U/A DTD 08/07/2002
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
2430
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
2430
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2430*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*Mr. Amster is one of three trustees for this trust.
** See the footnote marked with a ** to cover page for Mr. Amster.



This Amendment No, 1 to Schedule 13D (this Amendment No. 1) amends the Reporting Persons initial Schedule 13D filed on March 14, 2023 (the
Initial Schedule 13D) with respect to the shares of CBL & Associates Inc. Common Stock (the Common Stock), a Delaware corporation (the Issuer). Except as specifically amended by this Amendment No. 1 and noted in the paragraph below, the Schedule 13D remains unchanged. Unless otherwise indicated, each capitalized term used but not specifically defined herein shall have the meaning ascribed to such term in the Initial Schedule 13D.

Item 2.	Identity and Background.
In addition to the Reporting Persons identified in the Initial Schedule 13D, this Amendment No.1 is filed on behalf of NewAx, Inc., a Delaware corporation, for which Mr. Howard Amster serves as a director and owns approximately 65% of its voting shares.

Item 5.Interest in Securities of the Issuer.
(a) See Items 11 and 13 of the cover pages of this Amendment No. 1, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 30,749,272 shares of Common Stock outstanding as of October 10, 2024, as disclosed in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 10, 2024.
(b) See Items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
(c) The following table sets forth all transactions with respect to shares of the Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on October 21, 2024. All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price
Trade Date  Shares Purchased Purchaser                         Price Per Share
10/11/24     60,100	     Howard Amster 2021 CRUT 3		25.55
10/11/24     18,101          Howard Amster 2022 CRUT 1          25.55

(d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of the shares of the shares of the CBL Common Stock of the Issuer beneficially owned by the reporting persons
(e) Not Applicable.


Item 7. Materials To Be Filed As Exhibits
Exhibit 1 - Addendum No. 1 To Joint Filing Agreement
(SIGNATURE PAGE FOLLOWS)


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

HOWARD AMSTER
/s/ Howard Amster
Date: October 22, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: October 22,2024



HOWARD AMSTER 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: October 22, 2024



HOWARD AMSTER 2021 Charitable Remainder Unitrust #1 U/A DTD 08/10/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee

Date: October 22, 2024


HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: October 22, 2024




HOWARD AMSTER 2022 Charitable Remainder Unitrust #1 U/A DTD 03/09/2022

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: October 22, 2024





HOWARD AMSTER 2005 Charitable Remainder Unitrust U/A DTD 01/11/2005

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: October 22, 2024


Samuel J. Heller Trust U/A DTD 08/07/2002

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: October 22, 2024


Amter Limited Partnership

By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: October 22, 2024


Laughlin Holdings LLC

By: /s/ Howard Amster
Name: Howard Amster
Title: President Pleasant Lake Apartments Corp
General Partner of Pleasant Lake Apartments LTD
Managing Member
Date: October 22, 2024



Pleasant Lake Apartments LTD
By: /s/ Howard Amster
Name: Howard Amster
Title: President
Pleasant Lake Apartments Corp
Its General Partner
Date: October 22, 2024




Pleasant Lake Apartments Corp

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: October 22, 2024




Ramat Securities LTD

By: /s/ Howard Amster
Name: Howard Amster
Title: Majority Owner
Date: October 22, 2024


Howard Amster Foundation

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: October 22, 2024


NewAs Inc.

By: /s/ Howard Amster
Name: Howard Amster
Title: Drector
Date: October 22, 2024


Pleasant Lake Skoien Investments LLC
By: /s/ Howard Amster
Name: Howard Amster
Title: President Pleasant Lake Apartments Corp
General Partner of Pleasant Lake Apartments LTD
Managing Member
Date: October 22, 2024





















Exhibit 1.

ADDENDUM NO. 1 TO JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended, the undersigned agrees to the joint filing on behalf of itself and each of the other Reporting Persons identified in Amendment No. 1 to Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.001 per share, of CBL & Associates Properties, Inc., and further agrees that this Addendum No. 1 to the Joint Filing Agreement shall be included as an exhibit to the Amendment No. 1 to the Schedule 13D and may, as required, be included as an exhibit to subsequent amendments thereto.

The undersigned agrees and acknowledges that it is (i) eligible to use such
Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning the undersigned contained therein; provided that the undersigned is not responsible for the completeness and accuracy of the information concerning any other party unless the undersigned knows or has reason to believe that such information is inaccurate.

A facsimile, telecopy or other reproduction of this Addendum No. 1 to Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Addendum No. 1 to Joint Filing Agreement may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the undersigneds signature can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: October 21, 2024

IN WITNESS WHEREOF, the undersigned hereby executes this Addendum No. 1 to Joint Filing Agreement as of the date written above

NewAx, Inc.
By: /s/ Howard Amster
Title: Director and Majority Owner